

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

>     **Re:    Corning Natural Gas Corporation**
>     **Amendment No. 2 to Registration Statement on Form S-1**
>     **Filed June 10, 2010**
>     **File No. 333-166008**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Cover Page

1.  We note the asterisk you added to the number of shares and the related note stating that the "exact number may vary based on rounding." Please be advised that if the number of shares to be issued due to rounding exceeds the number of shares you have registered, you will be required to file a new registration statement to increase the number of shares registered in connection with your rights offering prior to the issuance of any shares underlying the subscription rights. Please confirm your understanding in this regard.

Risk Factors, page 11

2.  In the new risk factor disclosure you added on page 15 at the end of this section, you state that holders of 10% or more of your outstanding common stock may not be able to

exercise their subscription rights without the consent of NYPSC. You also disclose that you filed a petition with NYPSC for either an interpretation that exercise of the subscription rights would not be subject to NYPSC approval or a determination that exercise of the subscription rights is in the public interest and therefore should be approved. Please tell us and revise your disclosure to state when you filed this petition, when you expect to receive a response and whether you expect to proceed with the subscription rights offering prior to receiving an interpretation from NYPSC.

Summary of the United States Federal Income Tax Consequences, page 29

3. We reviewed your response to comment three in our letter dated May 25, 2010 and the revisions you made under this heading and reissue this comment.

Other Information With Respect to the Company, page 32

4. Please revise to reference your latest Form 10-Q and the related amendment or tell us why it is not appropriate to do so.

Exhibit 8.1- Opinion of Nixon Peabody LLP

5. We reviewed your response to comment six in our letter dated May 25, 2010 and the revisions of your counsel to its opinion and reissue this comment. Please have counsel revise its opinion consistent with comment three in our letter dated May 25, 2010.


Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.


Sincerely,


H. Christopher Owings
Assistant Director


cc: Deborah J. McLean, Esq.
Nixon Peabody LLP
Via Facsimile